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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC  20549

                                     SCHEDULE 13G
                                    (Rule 13d-102)

               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                      Under the Securities Exchange Act of 1934

                                  (Amendment No.  )

                                   INNERDYNE, INC.
                                   (Name of Issuer)

                            COMMON STOCK, $0.01 PAR VALUE
                            (Title of Class of Securities)

                                     45764D 10 2
                                    (CUSIP Number)

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                                      13G
                                                    Page 2 of 5 pages
CUSIP NUMBER:

     45764D 10 2

1)   NAME OF REPORTING PERSONS & S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
     PERSONS:

     Pathfinder Venture Capital Fund III, A Limited Partnership
     Federal ID #:  41-1657147

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     Not applicable

3)   SEC USE ONLY:

4)   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Minnesota, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER:

     1,279,765

6)   SHARED VOTING POWER:

     -0-

7)   SOLE DISPOSITIVE POWER:

     1,279,765

8)   SHARED DISPOSITIVE POWER:

     -0-

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,279,765

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (  ):

11)  PERCENT CLASS REPRESENTED BY AMOUNT IN ROW 9:

     5.9%

12)  TYPE OF REPORTING PERSON*:

     PN

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                                                    Page 3 of 5 pages

ITEM 1 (a).  NAME OF ISSUER:

     InnerDyne, Inc.

ITEM 1 (b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     1244 Reamwood Avenue
     Sunnyvale, CA  94089

ITEM 2 (a).  NAME OF PERSON FILING:

     Eugene J. Fischer as a General Partner of the General Partner of Pathfinder Venture Capital Fund III, A Limited Partnership

     The General Partner of Pathfinder Venture Capital Fund III, A Limited Partnership is Pathfinder Partners III.

     The Partners of Pathfinder Partners III are:

     Eugene J. Fischer, Director
     Jack K. Ahrens, II
     Marvin Bookin
     Norman Dann
     Andrew J. Greenshields
     Brian P. Johnson
     J. Todd Johnson
     Barbara L. Santry
     Gary A. Stoltz


ITEM 2 (b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     7300 Metro Blvd., Suite 585
     Minneapolis, MN  55439

ITEM 2 (c).  CITIZENSHIP:

     Minnesota, U.S.A.

ITEM 2 (d).  TITLE OF CLASS OF SECURITIES:

     Common Stock, $0.01 par value

ITEM 2 (e).  CUSIP NUMBER:

     45764D 10 2

ITEM 3:

     Not applicable

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                                                    Page 4 of 5 pages

ITEM 4.  OWNERSHIP:

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

       (a)  Amount beneficially owned:                    1,279,765
       (b)  Percent of class                                   5.9%
       (c)  Number of shares as to which such person has:
         (1)  Sole power to vote or to direct the vote    1,279,765
         (2)  Shared power to vote or to direct the vote        -0-
         (3)  Sole power to dispose or to direct the
                disposition of                            1,279,765
         (4)  Shared power to dispose or to direct the
                disposition of                                  -0-

     Shareholder                          Shares       Pct.      Notes
     -----------                         ---------     ----      -----
     Pathfinder Venture Capital
      Fund III, A Limited Partnership    1,248,432     5.7         1

     Eugene J. Fischer, Director             6,498     0.0        2,3
     Jack K. Ahrens, II                      9,185     0.0         3
     Marvin Bookin                             585     0.0         3
     Norman Dann                               274     0.0         3
     Andrew J. Greenshields                  2,185     0.0         3
     Brian P. Johnson                        3,613     0.0         3
     J. Todd Johnson                         1,364     0.0         3
     Barbara L. Santry                       4,937     0.0         3
     Gary A. Stoltz                          2,092     0.0         3

NOTES:

1. Includes 12,652 options exercisable within 60 days of 12/31/97 which are assigned by Eugene J. Fischer, Director.
2.   Excludes 22,652 options held as a Director including 12,652   exercisable
     within 60 days of 12/31/97 that are assigned to the Partnership.
3. Excludes shares owned by Pathfinder Venture Capital Fund III, A Limited Partnership, and has no beneficial interest in the shares except proportional pecuniary interest in the Partnership.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

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                                                    Page 5 of 5 pages


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     The General Partner of Pathfinder Venture Capital Fund III, A Limited Partnership has the power to direct dividends and proceeds of sales (See 2a above).

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

     Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

     Not applicable

ITEM 10.  CERTIFICATION:

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     February 12, 1998

     Pathfinder Venture Capital Fund III, A Limited Partnership
     By:  Pathfinder Partners III, as the General Partner

     By:      /s/ Eugene J. Fischer
         ------------------------------
                Eugene J. Fischer
         ------------------------------
         A General Partner